Exhibit 99.1

San Pedro Garza Garcia, Mexico, July 22, 2009 - Axtel, S.A.B. de C.V. (“AXTEL” or “the Company”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited second quarter results ended June 30, 2009(1).

	Q2		Q2			2Q09/2Q08	Q1		LTM
Million Pesos	2009		2008			D%	2009		Jun-09		Jun-08(1)

Revenues(2)	2,746		2,933			-6%	2,795		11,332		11,850
Costs(3)	721		1,004			-28%	829		3,268		4,197
Operating Expenses(4)	1,023		929			10%	1,007		3,847		3,610
Adjusted EBITDA(5)	1,002		1,001			0%	960		4,083		4,043
Adj. EBITDA Margin	36.5%		34.1%		+237	bps	34.3%		36.0%		34.1%
Net Income	486		240			103%	(349)		(891)		660
Earnings per CPO(6)	0.39		0.19			103%	(0.28)		(0.71)		0.53
Capital Expenditures	569		1,010			-44%	660		3,406		3,269
Net Debt / Adj EBITDA(7)	2.0	x	1.6	x			2.3	x	2.0	x	1.6	x

Highlights:
❖
Despite seasonality and difficult economic conditions in the second quarter, AXTEL was able to acquire a significant number of new customers for voice and Internet services. During the quarter, the Company added 62 thousand gross lines and 18 thousand net broadband subs, representing the largest level of additions of both services during the last four quarters.

❖
As of the end of the second quarter 2009, 86 thousand customers were connected via AXTEL’s WiMAX(8) technology, evidencing the functionality of this technology and the new broadband capacity available after several technological improvements were successfully implemented in the quarter.

❖
To further expand revenue opportunities, the Company is analyzing potential participation in the upcoming auctions of wireless spectrum frequencies, as mobility is an important element of AXTEL’s strategic agenda.

Revenues from operations
Revenues from operations totaled Ps. 2,746 million in the second quarter of year 2009 from Ps. 2,933 million for the same period in 2008, a decrease of Ps. 187 million, or 6%.
Revenues from operations totaled Ps. 11,332 million in the twelve-month period ended June 30, 2009, compared to Ps. 11,850 million in the same period in 2008, a decrease of Ps. 518 million, or 4%.

Sources of Revenues

			2Q/2Q08		LTM	LTM
Million Pesos	Q2 2009	Q2 2008	Δ %	Q1 2009	Jun-09	Jun-08
Local	1,174	1,364	-14%	1,175	4,936	5,387
Long Distance	305	342	-11%	307	1,225	1,384
Data & Network	633	618	2%	641	2,537	2,503
Int'l. Traffic	311	229	36%	299	1,125	1,054
Other	323	380	-15%	373	1,509	1,522
	2,746	2,933	-6%	2,795	11,332	11,850

Local services. Local service revenues contributed with 43% of total revenues during the second quarter, compared with 47% in the second quarter of 2008, totaling Ps. 1,174 million for the three-month period ending on June 30, 2009, representing a decrease of -14% compared to the same quarter in 2008. During the quarter, measured service and cellular revenues decreased 29% and 27%, respectively. The decrease in measured service is explained by a reduction in lines in service and further penetration of commercial offers including free local calls. The decline of cellular revenues is explained by less number of lines in service and consequently less traffic, and lower prices from the reduction of fixed-to-mobile termination rates. Monthly rents, measured service and value-added services revenues represented 67% of local revenues during the twelve-month period ended June 30, 2009.

Long distance services. Long distance service revenues totaled Ps. 305 million in the quarter ending June 30, 2009, compared to Ps. 342 million in the same quarter in 2008. The reduction is mostly explained by a decline in long-distance revenues per minute from Ps. 0.81 to Ps. 0.67 year-over-year, which is attributable to an increase in wholesale traffic and commercial offers including national and international minutes within a monthly rent.  For the twelve month period ended June 30, 2009, long distance revenues declined to Ps. 1,225 million from Ps. 1,384 million registered in the same period in 2008.

Data & Network. Data and network revenues amounted to Ps. 633 million in the second quarter of 2009, compared to Ps. 618 million in the same period in 2008, an increase of Ps. 15 million. Dedicated Internet and VPNs represented 91% of data & network revenues during the quarter. For the twelve month period ended June 30, 2009, data and network services revenues totaled Ps. 2,537 million from Ps. 2,503 million registered in the same period in 2008, an increase of Ps. 34 million.

    International traffic. In the second quarter of 2009, International traffic revenues totaled Ps. 311 million, increasing Ps. 82 million or 36% versus same quarter of previous year. This is explained by more traffic, a dollar appreciation that increases revenues in peso terms, and by an increase of off-net traffic vis-à-vis on-net traffic within the overall mix compared to the year-earlier quarter. For the twelve month period ended June 30, 2009, international traffic revenues totaled Ps. 1,125 million from Ps. 1,054 million registered in the same period in 2008, an increase of Ps. 71 million or  7%.

Other services. Revenue from other services recorded Ps. 323 or 12% of total revenues in the second quarter of 2009, compared to Ps. 380 million registered in the same period in 2008. This is mostly explained by the decrease in activation fees, equipment sales and special services compared with the same quarter of 2008. For the twelve month period ended June 30, 2009, other services revenues totaled Ps. 1,509 million from Ps. 1,522 million registered in the same period in 2008, a decrease of Ps. 13 million.

Consumption
Local Calls. Local calls totaled 531 million in the three-month period ended June 30, 2009, a decrease of 96 million, or 15%, from 627 million recorded in the same period in 2008. Less traffic from one of our largest wholesale customers and the decline in the average number of lines in service in the quarter compared with the same period in 2008 explain this reduction. For the twelve month period ended June 30, 2009, local calls decreased to 2,218 million from 2,476 million registered in the same period in 2008, a decrease of 258 million calls or  10%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 285 million in the three-month period ended June 30, 2009, compared to 346 million in the same period in 2008, a decrease of 17% equivalent to 60 million minutes. As in the case of local calls, lower cellular traffic from one of our largest wholesale customers and a 5% decline in the average number of lines in service during the period explain the quarterly reduction. Excluding the wholesale customer effect, the average monthly cellular traffic per line increased 4% in the second quarter of 2009 compared to the same period in 2008. For the twelve month period ended June 30, 2009, cellular minutes decrease 10 million, or 1%, from 1,225 million registered in the twelve-month period ended June 30, 2008, to 1,215 million in the same period in 2009.

Long distance. Outgoing long distance minutes amounted to 456 million for the three-month period ended June 30, 2009 from 424 million in the same period in 2008, a 32 million minute increase, mostly explained by growth in wholesale traffic and further penetration of commercial offers including national and international minutes within a monthly rent. Domestic long distance minutes represented 96% of total traffic during the quarter. For the twelve month period ended June 30, 2009, outgoing long distance minutes amounted 1,750 million, compared to 1,689 million registered in the same period in 2008, an increase of 61 million of minutes, or  4%.

Operating Data
Lines in Service. As of June 30, 2009, lines in service totaled 915 thousand, a decrease of 57 thousand from the same date in 2008.  During the second quarter of 2009, gross additional lines totaled 62 thousand compared to 58 thousand in the second quarter of 2008. The number of line disconnections in the second quarter of 2009 was the lowest of the last three quarters. As of June 30, 2009, residential lines represented 64% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our thirty-nine existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of June 30, 2009, line equivalents totaled 487 thousand, an increase of 23 thousand from the same date in 2008.

Internet subscribers. As of June 30, 2009, Internet subscribers totaled 137 thousand, an increase of 22%, from 113 thousand recorded on the same date in 2008. Broadband subscribers increased 42%, totaling 123 thousand as of June 30, 2009. During the second quarter of 2009, broadband subscribers increased 18 thousand compared to 5 thousand in the same period in 2008. This significant growth is explained by the commercial efforts of the Company and the increased capacity available in our WiMAX network. This increase comes from new customers as well as up-selling existing subscribers from non-data or dial-up service to broadband access solutions.

Cost of Revenues and Operating Expenses
Cost of Revenues. For the three-month period ended June 30, 2009, the cost of revenues declined Ps. 283 million, compared with the same period of year 2008, due to a reduction in fixed-to-mobile interconnection costs, reduced leased links payments and lower domestic long distance costs. For the twelve month period ended June 30, 2009, the cost of revenues reached Ps. 3,268 million, a reduction of Ps. 929 million in comparison with the same period in year 2008.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the second quarter of 2009, the gross profit accounted for Ps. 2,025 million, an increase of Ps. 96 million or 5%, compared with the same period in year 2008. The gross profit margin increase from 65.8% to 73.8% year-over-year is mostly due to improved cellular margins, domestic long distance costs and reduced link and co-location costs. For the twelve month period ended June 30, 2009, our gross profit totaled Ps. 8,064 million, compared to Ps. 7,652 million recorded in the same period of year 2008, a gain of Ps. 412 million or 5%.

Operating expenses. For the second quarter of year 2009, operating expenses totaled Ps. 1,023 million compared to Ps. 929 million for the same period in year 2008. The increase is mainly explained by the expanded geographic footprint reflected in personnel, rents and maintenance costs. For the twelve month period ended June 30, 2009, operating expenses totaled Ps. 3,847 million, coming from Ps. 3,610 million in the same period in 2008, an increase of Ps. 237 million. Personnel represented 50% of total operating expenses during the twelve month period ended June 30, 2009, versus 49% in the year-earlier period. Operating expenses for the  twelve-month period ending on June 30, 2009 reflect a non-cash Ps. 135 million benefit due to a change in the uncollectable reserves accounting method for corporate customers recorded in the fourth quarter of 2008. Recurring operating expenses for the  twelve-month period ending on June 30, 2009 would otherwise be Ps. 3,982 million.

Adjusted EBITDA(5). The Adjusted EBITDA totaled Ps. 1,002 million for the three-month period ended June 30, 2009, compared to Ps. 1,001 million for the same period in 2008. As a percentage of total revenues, Adjusted EBITDA represented 36.5% of revenues in the second quarter of 2009, 237 bps higher than the margin recorded in the year-earlier quarter. For the twelve-month period ended June 30, 2009, Adjusted EBITDA amounted to Ps. 4,083 million, compared to Ps. 4,043 million in the same period in year 2008. Adjusted EBITDA for the twelve-month period ending on June 30, 2009 exclude the fourth-quarter-2008 non-cash non-recurring Ps. 135 million operating expense benefit mentioned in the Operating Expenses section.

Depreciation and Amortization(9). Depreciation and amortization totaled Ps. 783 million in the three-month period ending on June 30, 2009 compared to Ps. 724 million for the same period in year 2008, an increase of Ps. 59 million or 8%. The increased quarterly depreciation is mostly explained by the significant capital expenditures incurred last year. Depreciation and amortization for the twelve-month period ended June 30, 2009 reached Ps. 3,008 million, from Ps. 2,703 million in the same period in year 2008, an increase of Ps. 305 million, or  11%.

Operating Income (loss). Operating income totaled Ps. 219 million in the three-month period ended June 30, 2009 compared to an operating income of Ps. 277 million registered in the same period in year 2008, a decrease of Ps. 58 million or -21%. For the twelve month period ended June 30, 2009 our operating income reached Ps. 1,209 million when compared to the result registered in the same period of year 2008 of Ps. 1,339 million, a decline of Ps. 130 million.

Comprehensive financial result

			2Q/2Q08		LTM	LTM
Million Pesos	Q2 2009	Q2 2008	Δ %	Q1 2009	Q2 2009	Q2 2008
Net interest expense	(185)	(185)	0%	(203)	(752)	(751)
FX gain (loss), net	662	216	207%	(463)	(1,706)	306
Ch. in FV of Derivatives	(22)	18	n.a.	(0)	18	11
Monetary position gain	-	-	n.a.	-	-	236
Total	455	49	828%	(666)	(2,440)	(199)

Comprehensive financial result. The comprehensive financial gain was Ps. 455 million for the three-month period ended June 30, 2009, compared to a gain of Ps. 49 million for the same period in 2008. Comparing quarter-on-quarter results, non-cash FX result moved from a Ps. 216 million gain in second-quarter 2008 to a Ps. 662 million gain in second-quarter 2009.  During the quarter, the Mexican peso appreciated 8% against the dollar. For the twelve-month period ended June 30, 2009, the increased loss is explained by the 28% Mexican peso devaluation.

Total Debt as of the end of each period

Million Pesos	Q2 2009	Q2 2008	Q1 2009
2012 Syndicated Term Loan	2,498	2,176	2,622
2013 Senior Notes	2,145	1,671	2,329
2017 Senior Notes	3,631	2,828	3,941
Other financing and lease obligations	903	645	981
Other S-T Financings	-	-	-
Notes Premium and Accrued Interest	153	127	156
Change in Fair Value of Synd. Loan	175	(109)	285
Total Debt	9,505	7,339	10,314

Mark-to-market Derivative Instruments	281	(206)	494
Total Debt net of Derivative Instruments	9,224	7,545	9,821

Debt. The Ps. 2,166 million increase in total debt is explained by (i) Ps. 154 million in net incremental debt and lease obligations, (ii) a Ps. 310 million increase in notes premium, accrued interest and change in the fair value of the syndicated loan, and (iii) Ps. 1,702 million due to the non-cash effect of the Mexican peso depreciation against the US dollar.

Capital Investments. In the second-quarter of 2009, capital investments totaled Ps. 569 million, compared to Ps. 1,010 million in the year-earlier quarter. Declining capital expenditures reflect the Company’s commitment to maximize year 2008 investments in last-mile technologies, IP transport, switching, backhaul or transport, and significant Internet gateways’ capacity.

Other Investments.  Under our buy-back program, we maintained 26.1 million AXTELCPOs with a weighted average cost of Ps. 10.64 as of June 30, 2009.

Other important information
1)
Figures in this release are presented based on Mexican financial reporting standards (FRS). According to Mexican FRS, the restatement of financial reports into constant pesos was suspended as of December 31, 2007, the last date in which inflationary accounting for the financial reports was applied. For comparative purposes, all financial reports of prior periods are presented in constant pesos as of December 31, 2007. Financial information of years 2008 and 2009 is presented in nominal pesos.

2)	Revenues are derived from:

i.
Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

ii.	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls from AXTEL lines.

iii.	Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines.

iv.	International traffic. We generate revenues terminating international traffic from foreign carriers.

v.
Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

3)
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

4)
Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

5)
Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items. For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

6)
Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 96,636,627 and 8,672,716,596, respectively, as of June 30, 2009.

7)
Net Debt to Adjusted EBITDA: The figure comes from dividing the net debt, including mark-to-market of derivative instruments, at the end of the period by the annualized, if applicable, run-rate Adjusted EBITDA.

8)
802.16e WiMAX is a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments, to residential and business customers.

9)	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and cost of spectrum licenses, among others.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 39 cities and long distance connectivity to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.
AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.
Visit AXTEL’s Investor Relations Center on www.axtel.com.mx

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
(Thousands of mexican pesos )

ASSETS	Jun-09	Jun-08
Current assets:

Cash and equivalents	1,090,172	983,412
Accounts receivable	1,967,498	1,910,679
Refundable taxes and other accounts receivable	225,596	175,259
Prepaid Expenses	15,990	46,092
Inventories	148,256	190,614
Financial Instruments	280,504	-
Total current assets	3,728,016	3,306,056

Non current assets

Property, plant and equipment, net	15,109,427	14,245,081
Long-term accounts receivable	19,127	16,099
Telephone concession rights	616,508	683,960
Trademark	31,012	93,037
Customers list	54,031	162,092
Pre-operating results, net	34,046	88,031
Intangible Assets	119,089	343,160
Deferred income tax	1,173,183	868,035
Deferred IETU	64,362	-
Deferred employee's profit sharing	13,267	13,843
Investment in shares of associated company	15,988	16,249
Other assets	318,610	326,740

Total non current assets	17,449,561	16,513,167

TOTAL ASSETS	21,177,577	19,819,223

LIABILITIES
Current liabilities

Account payable & Accrued expenses	2,442,746	2,067,534
Accrued Interest	132,538	102,376
Short-term debt	-	-
Current portion of long-term debt	831,432	186,899
Taxes payable	111,409	102,883
Financial Instruments	-	205,877
Deferred Revenue	513,178	423,593
Other accounts payable	429,581	387,567
Due to related party
Total current liabilities	4,460,884	3,476,729

Long-term debt

Long-term debt	8,540,718	7,049,500
Severance, seniority premiums and other post-retirement benefits	70,373	55,845
Deferred revenue	116,144	174,199
Other long-term liabilities	10,616	6,768
Total long-term debt	8,737,851	7,286,312

TOTAL LIABILITIES	13,198,735	10,763,041

STOCKHOLDERS EQUITY
Capital stock	7,562,075	7,562,075
Additional paid-in capital	741,671	741,671
Reserve for repurchase of shares	162,334	-
Cumulative earnings (losses)	(532,823)	818,838
Cumulative deferred income tax effect	-	-
Change in the fair value of derivative instruments	45,585	(66,402)
TOTAL STOCKHOLDERS EQUITY	7,978,842	9,056,182

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	21,177,577	19,819,223

Axtel, S.A.B. de C.V. And Subsidiaries
Unaudited Consolidated Income Statement
(Thousand of mexican pesos )

		Second Quarter ended June 30				LTM ended June 30
				D %				D %
		2009	2008			2009	2008

Total Revenues	Ps.	2,745,507	2,933,228	-6.4%	Ps.	11,332,263	11,849,730	-4.4%

Operating cost and expenses
Cost of sales and services		(720,635)	(1,003,967)	-28.2%		(3,268,125)	(4,197,316)	-22.1%
Selling and administrative expenses		(1,023,361)	(928,731)	10.2%		(3,846,512)	(3,609,766)	6.6%
Depreciation and amortization		(782,521)	(723,653)	8.1%		(3,008,250)	(2,703,435)	11.3%

Total Operating Costs and Expenses		(2,526,517)	(2,656,351)	-4.9%		(10,122,887)	(10,510,517)	-3.7%

Operating income (loss)		218,990	276,877	-20.9%		1,209,376	1,339,213	-9.7%

Comprehensive financing result:
Net interest income (expense)		(184,753)	(184,672)	0.0%		(752,361)	(751,006)	0.2%
Foreign exchange gain (loss), net		662,312	215,540	207.3%		(1,706,248)	305,900	N/A
Change in the FV of derivative instruments		(22,074)	18,208	N/A		18,280	10,596	72.5%
Monetary position gain		-	-	N/A		-	235,543	-100.0%

Comprehensive financing result, net		455,485	49,076	828.1%		(2,440,329)	(198,967)	1126.5%

Employee's profit sharing		(2,816)	(2,846)	-1.1%		(7,100)	(9,455)	-24.9%
Deferred employees' profit sharing		2,896	-	N/A		(576)	(13,931)	-95.9%
Other income (expenses), net		(260)	(8,008)	-96.8%		(29,177)	(23,115)	26.2%
Other income (expenses), net		(180)	(10,854)	-98.3%		(36,853)	(46,501)	-20.7%

Special item		-	-	N/A		-	-	N/A

Income (loss) before income taxes, and
equity in results of associated company		674,295	315,099	114.0%		(1,267,806)	1,093,745	N/A

Income Tax		(5,182)	(39,442)	-86.9%		21,637	(138,755)	N/A
Deferred income tax		(221,994)	(36,469)	508.7%		341,140	(296,858)	N/A
IETU		(16,094)	-	N/A		(50,846)	-	N/A
Deferred IETU		55,539	-	N/A		64,362	-	N/A

Total income tax and employees' profit sharing		(187,731)	(75,911)	147.3%		376,293	(435,613)	N/A

Equity in results of an associate company		(814)	676	N/A		512	1,845	-72.2%

Net Income (Loss)	Ps.	485,750	239,864	102.5%	Ps.	(891,001)	659,977	N/A

Mexican GAAP Adjusted EBITDA Reconciliation
(Thousand of mexican pesos )

		Second Quarter ended June 30				LTM ended June 30

				D %				D %
		2009	2008			2009	2008

Net Income (Loss)	Ps.	485,750	239,864	103%	Ps.	(891,001)	659,977	N/A

Depreciation and Amortization		782,521	723,653	8%		3,008,250	2,703,435	11%

Interest Expense, Net		184,753	184,672	0%		752,361	751,006	0%

Income Tax and Employee Profit Sharing
(Benefit) Expense		187,731	75,911	147%		(376,293)	435,613	N/A

EBITDA		1,640,755	1,224,100	34%		2,493,317	4,550,031	-45%

Foreing Exchange (Gain) Loss, Net		(662,312)	(215,540)	207%		1,706,248	(305,900)	N/A

Change in the fair value of derivative instruments		22,074	(18,208)	N/A		(18,280)	(10,596)	73%

Monetary position		-	-	N/A		-	(235,543)	-100%

Other (income) expense, Net		180	10,854	-98%		-98,245	46,501	-21%

Equity in results of an associate company		814	(676)	N/A		(512)	(1,845)	-72%

Adjusted EBITDA	Ps.	1,001,511	1,000,530	0%	Ps.	4,082,528	4,042,648	4%